Kenmar Global Trust (KGT) ended the month of December +1.23% due to gains in currencies, stock indices and metals. The Net Asset Value per unit of KGT was $111.02 as of December 31, 2003.

                  Dec 1 2003    Jan 1 2004
                  ----------    ----------
Graham               30%            32%
Grinham              37%            34%
Transtrend           33%            34%

December 2003 was marked by strong global equity markets and an abundance of encouraging economic reports coming out of the US, including a surge in the ISM Index to 66.2 in December, its best month since December 1983, and an 8% increase in Q3 GDP. The three benchmark US stock indices ended the year in positive territory for the first time since 1999. Globally, equity markets advanced and ended the year in positive territory. Similarly, the Japanese stock market continued its 2003 surge and for the 12 months ended December 31, the Nikkei 225 Index advanced +24.45%, its largest 12-month gain since 1999. Global bond markets strengthened in December as worry over terrorist threats and economic uncertainty brought rates lower.

The year ended with the continuance of one major theme -- the weakening of the US dollar. The capture of Saddam Hussein proved to be a short-term boost to the greenback and by the end of December, the dollar had extended its slide to new lows against the euro after three separate sets of US data all disappointed market expectations and triggered a new round of dollar selling. Furthermore, fears of a terrorist attack were cited as another major reason behind the broad dollar weakness, following the US government's decision to raise the terror alert a notch to "high". The US currency also hit fresh 11-year lows against sterling and six-year lows against the Australian dollar. In Japan, the Bank of Japan intervened one last final time for the year. Intervention in 2003 far exceeded that in 2002 and highlights Tokyo's aggressive campaign to prevent a surge in the yen. The commodity currencies -- namely the Canadian, Australian and New Zealand dollars -- ended the month higher.

In the commodities, gold prices had the strongest year-end close in 15 years. Nickel prices reached 14-year highs after being driven by fears of a metal shortage and possibility of strike action at a Canadian mine that produces 5% of the world's nickel. Similarly, copper prices hit fresh six-year highs. In the energy complex, natural gas prices rose only to plummet at month-end amid warm-weather forecasts. Crude prices also dropped at the end of the year, weakened by OPEC's continuing concern about high prices and as mild weather in the US reduced heating oil demand. Wheat and soybeans ended the month lower. To the best of my knowledge and belief, the above information is accurate and complete.

Sincerely,


Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust

                               KENMAR GLOBAL TRUST
                           UNAUDITED ACCOUNT STATEMENT
                     FOR THE MONTH ENDING DECEMBER 31, 2003



                            STATEMENT OF INCOME(LOSS)

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                        $543,303.49
Change in Unrealized Gain/(Loss)                                     $92,860.86
Gain/(Loss) on Other Investments                                    ($19,014.13)
Brokerage Commission                                               ($197,494.29)
                                                                   ------------
Total Trading Income                                                $419,655.93

EXPENSES
Audit Fees                                                            $3,333.33
Administrative and Legal Fees                                         $3,357.40
Management Fees                                                           $0.00
Offering Fees                                                        $10,000.00
Incentive Fees                                                      $121,518.87
Other Expenses                                                            $0.00
                                                                   ------------
Total Expenses                                                      $138,209.60

INTEREST INCOME                                                      $11,233.84

NET INCOME(LOSS) FROM THE PERIOD                                    $292,680.17
                                                                   ============

                  STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)




Beginning of Month                             $23,699,313.59
Addition                                          $648,100.00
Withdrawal                                       ($108,338.68)
Net Income/(Loss)                                 $292,680.17
                                               --------------
Month End                                      $24,531,755.08

Month End NAV Per Unit                                $111.02

Monthly Rate of Return                                  1.23%
Year to Date Rate of Return                             0.23%



                    To the best of our knowledge and belief,
                the information above is accurate and complete:

/s/ Kenneth A. Shewer,                                /s/ Marc S. Goodman,
Kenneth A. Shewer, Chairman                           Marc S. Goodman, President

                    Kenmar Advisory Corp., General Partner of
                               Kenmar Global Trust